STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

September 28, 2006

ELECTRONIC SUBMISSION

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	State Auto Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed on March 13, 2006

File No. 000-19289

Ladies and Gentlemen:

I am responding on behalf of State Auto Financial Corporation (the “Company”) to the telephone comments provided September 14, 2006 by Ms. Ibolya Ignat of the Securities and Exchange Commission (the “Commission”) in a conference call with Cynthia A. Powell, Chief Accounting Officer and Treasurer, John R. Lowther, Senior Vice President and General Counsel, William H. Hansen, Vice President and Chief Actuary and Raymond T. Hohl, Accounting Manager of the Company, relating to the Company’s Form 10-K for its fiscal year ended December 31, 2005 (the “2005 Form 10-K”), filed pursuant to the Securities Exchange Act of 1934. These telephone comments supplemented the written comments contained in a letter dated June 14, 2006, from the Commission to the Company (the “June 14 Correspondence”).

Please note that each of the changes to the Company’s Form 10-K disclosure as described below is intended to be applicable to the Company’s 2006 Form 10-K and years following, subject, of course, to changes in the rules applicable to such filings. Furthermore, in the interests of providing clarification with respect to the Company’s responses to the SEC staff’s comments, certain of the Company’s responses include portions captioned as “Notes to Staff” which are set apart from the rest of the text by being presented in italics. These will not be part of future disclosures. For convenience, each Staff comment of the June 14 Correspondence which was discussed during the telephone conference is repeated followed by the Company’s response. The Company believes that the following information responds fully and completely to each of the comments in the June 14 Correspondence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 31

1.	We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate, 2) the reasons for changes in the historical estimate, 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience, and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please provide the following to us in disclosure-type format for each line of business discussed. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

STAFF COMMENT:

We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business in addition to your current disclosures. In additional, please disclose your process for calculating the IBNR. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

9/14/2006 Comment: Provide a detailed description of the different methodologies utilized which might include the strengths and weaknesses of each and why one methodology is chosen over another.

COMPANY RESPONSE:

The Company uses a number of different methodologies to estimate loss and allocated loss adjustment expense (collectively loss or losses) IBNR. The reserving methods and the strengths and weakness of each are described below.

Short-Tail Business: For short-tailed contracts, the claims are typically settled within five years, and the most common actuarial estimates are based on techniques using link ratio projections of incurred losses, paid losses, claim counts and claim severities. Each of these methods is described below in detail. Separate projections are made for catastrophes that are in the very early stages of development based on specific information known through the reporting date.

Incurred Loss Development Method

The Incurred Loss Development Method is probably the most common actuarial method used in projecting indicated IBNR reserves. This method uses paid loss experience as well as the outstanding estimates (average and case reserves) for claims that have been reported and are still open. The underlying assumption of the Incurred Loss Development Method is that case reserve adequacy remains consistent over time. This method’s advantage is its responsiveness to changes in reported losses, which is particularly valuable in the less mature accident years. The disadvantage of the incurred method is that case reserve adequacy changes will distort the IBNR projections.

Paid Loss Development Method

The Paid Loss Development Methods use calculations that are very similar to the Incurred Loss Development Method. The key difference is that the data used in paid methods excludes the case reserve estimates, so only paid losses are utilized. With these methods, a payment pattern is estimated to project ultimate settlement values for each accident year, with the underlying assumption that claims are settled at a consistent rate over time. Neither case reserves nor the rate at which claims are reported (except to the extent that the reporting pattern might influence the payment pattern) is relevant to the results of these methods. The advantage of paid methods is the estimates of ultimate loss are independent of case reserve adequacy and are unaffected by company changes in case reserving philosophy. The disadvantages are that paid methods do not use all of the available information such as a known change in payment philosophy, and in some cases the liability payment patterns require the application of very large development factors to relatively small payments in the immature years.

Claim Counts and Severities Method

The Claim Counts and Severities Method calculations are very similar to the other methods. The incurred claim counts reported to date are projected to an ultimate value. Similarly, the incurred loss severities are projected to ultimate. The ultimate incurred count is multiplied by the ultimate incurred severity, for each accident year, to arrive at the ultimate incurred loss.

Long-Tail Business: Reserve estimates for long-tailed contracts use the same methods listed above for short-tailed lines, along with several other methods as determined by the actuary. For example, premium-based methods may be used in developing ultimate loss estimates, including the Expected Loss Ratio, Bornhuetter-Ferguson, and Least-Squares techniques as described below. The Company also uses statistical models when the historical patterns can be reasonably approximated.

Expected Loss Ratio Method

The Expected Loss Ratio Method generates indicated IBNR by multiplying an expected loss ratio by earned premium, then subtracting incurred-to-date losses. For slower reporting lines of business, new products, or data that is very immature, the actual claim data is often too thin for traditional projections. With this method the premiums are used as a measure of loss exposure, and the loss ratios can be derived from pricing expectations.

Bornhueter-Ferguson Method

The Bornhuetter-Ferguson Method is a weighted average of the Expected Loss Ratio Method and the Incurred Loss Development Method, using the percentage of losses reported as the weight. This method is particularly useful where there is a low volume of data in the current accident period, or where the experience is volatile. In general this method produces estimates that are very similar to the Incurred Loss Development Method.

Least Squares Loss Development Method

The statistical technique of least squares regression is applied to a triangle of reported loss ratios to project the ultimate loss ratio in each accident year. Using historical loss ratios puts the data for each time period on a more consistent exposure basis, because premium levels generally correlate well with insured exposures. A by product of the regression function is an estimate of credibility for each stage of development. In cases where the regression parameters fall outside of a reasonable range, the projection defaults to the Incurred Loss Development Method.

Selection Process

In determining which reserving method to use for a particular line of business or accident year, diagnostic tests of loss ratios and severity trends are considered, as well as the historic case reserve adequacy and claim settlement rate. In general the Incurred Loss Development Method is used if the projections are stable, the data is credible, historic case reserve adequacy is consistent, and the loss ratios and loss severities are reasonable.

Other methods are considered in the selection process, along with supplementary information like open claim counts and prior period development. For example, if more than one method provides a reasonable projection, the actuary may select an average of those methods. There is considerable judgment applied in the analysis of the historical patterns and in applying business knowledge that reflects the company’s underwriting and claims risk.

The process for calculating IBNR is to develop an estimate of the ultimate losses incurred, and then subtract cumulative amounts paid and amounts held in tabular case reserves.

STAFF COMMENT:

We acknowledge your discussion of the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses on page 32 and on page 58. Please identify and describe those key assumptions by line of business in addition to your current disclosures. In addition, please disclose the following:

1.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2.	Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

9/14/2006 Comment: Expand disclosure to focus on what management determines to be the key assumptions, for example frequency or severity assumptions.

COMPANY RESPONSE:

Management tests the various assumptions underlying each reserving method as part of determining the reserve estimate for every line of business, such as claim frequency, claim severity and loss ratios. Nonetheless, unanticipated changes occur over time which are not contemplated, and those changes are incorporated in subsequent valuations of the loss reserves.

There were changes in a number of assumptions that contributed to the favorable development on accident years 2004 and prior. For the ceded loss reserves the Company experienced a higher claim frequency and claim severity than contemplated in the original reserve estimate resulting in $14.8 million of additional ceded losses. The frequency and severity assumptions for loss activity in the ceded loss layers have been increased for future periods.

The favorable development experienced on catastrophe losses was mainly due to a lower claim severity on Florida hurricane losses, as noted previously. The Company initially applied a similar amount as the claim average to all four storms, but found later that there were differences in claim averages between each storm.

Note to Staff: Within the loss reserve estimation process there are no explicit, key assumptions that are changed as part of the reserve calculation that result in direct adjustments to the indicated reserves. For example, there is no formula where inflation and interest changes automatically cause a change in the anticipated liability. Rather, anticipated inflationary changes are considered with a host of other projection factors, risk factors, and the like, following generally accepted actuarial principles and techniques.

STAFF COMMENT:

Contractual Obligations, page 50

2.	It does not appear that you included the interest on debt and the pension and post retirement benefit obligations in this table. Please provide to us in disclosure-type format a revised presentation of this table that includes these liabilities as it would appear that they represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

9/14/2006 Comment: Provide a total line to the contractual obligations table.

COMPANY RESPONSE:

Note to Staff: The table below provides an enhanced presentation of the contractual obligation table, including the addition of a total line, as requested.

The Company’s significant contractual obligations as of December 31, 2005, are as follows:

($ in millions)	Total	Due 1 year or less	Due 1 – 3 years	Due 3 – 5 years	Due after 5 years
Direct loss and ALAE reserves (1)	$748.4	291.7	247.6	96.9	112.2

Notes payable:
Senior notes due 2013: issued $100.0, November 2003 with fixed interest	$100.0	—	—	—	100.0
Subordinated debentures due 2033: issued $15.5, May 2003 with variable interest adjusting quarterly	15.5	—	—	—	15.5

Total notes payable	$115.5	—	—	—	115.5

Interest on notes payable (2):
Senior notes due 2013: issued $100.0, November 2003 with fixed interest	$50.0	6.3	12.5	12.5	18.7
Subordinated debentures due 2033: issued $15.5, May 2003 with variable interest adjusting quarterly	37.3	1.3	2.7	2.7	30.6

Total interest payable	$87.3	7.6	15.2	15.2	49.3

Postretirement benefits	$51.0	3.4	7.6	9.0	31.0

Pension funding (3)	$88.2	1.0	16.1	17.6	53.5

Total	$1,090.4	303.7	286.5	138.7	361.5

(1)	The Company’s actuarial department derived expected payment patterns separately for the direct loss and ALAE reserves (ALAE defined below). Amounts include the STFC Pooled Companies net additional share of transactions assumed from Mutual through the Pooling Agreement (see reconciliation of management’s best estimate included in the Loss Reserves section included herein). These patterns were applied to the December 31, 2005, loss and ALAE payable to generate estimated annual incremental loss and ALAE payments for each subsequent calendar year. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.
(2)	Refer to the “Borrowing Arrangement” section of the “Liquidity and Capital Resources” in the Management’s Discussion and Analysis.
(3)	These amounts are estimates of ERISA minimum funding levels for the Company’s Pension Plan and do not represent an estimate of the Company’s expected contributions. See further discussion regarding the Pension Plan at the “Liquidity and Capital Resources – General” section, included herein. See Item 8, of the Company’s Consolidated Financial Statements, Note 9, “Pension and Postretirement Benefits Plans” for a tabular presentation of expected benefit payments from the Company’s Pension Plan.

If you need any additional information or clarification, please let me know.

Sincerely,

/s/ Cynthia A. Powell
Cynthia A. Powell, Treasurer ,
Vice President and Comptroller

Copies to:	Jim B. Rosenberg, Securities and Exchange Commission
Joseph Roesler, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Robert P. Restrepo, Jr., Chief Executive Officer, State Auto Financial Corporation
Ernst & Young LLP
Baker & Hostetler LLP